October 13, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (201) 587-8385

Donald M. Petroski
President, Chief Financial Officer and Director
Air Brook Airport Express, Inc.
115 West Passaic Street
Rochelle Park, NJ 07662

Re: Air Brook Airport Express, Inc.
Form 10-KSB filed January 31, 2006
File Number: 33-09218

Dear Mr. Petroski:

   We have reviewed your response letter dated May 15, 2006 and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision in future filings is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-KSB filed January 31, 2006

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F1

1.   We note your response to comment 2 from our letter dated February 14, 2006 and
        proposed revisions to the report of your independent public accounting firm. We
        agree with the proposed modification to the signature block. However, it appears
        that you have proposed changes to the working capital deficiency and
        accumulated deficit figures which do not seem to agree with the amounts
        presented in your draft amended financial statements. When you file your
        amended Form 10-KSB, please revise your financial statements and/or audit
        opinion as necessary to reflect the appropriate changes.

Consolidated Balance Sheets, page F2

2.   Your proposed revised filing reflects changes in the amount of liabilities recorded
        as "due to affiliate" on the face of your balance sheet. As a result of these
        proposed changes, your balance sheet appears incomplete (total liabilities and
        stockholders' deficit are not equal to total assets). Please revise your filing
        throughout as necessary. If, as a result of your changes, your financial statements
        are restated from the version previously opined on by your independent
        accountant on January 26, 2006, please revise to include the restatement
        disclosures required by paragraph 25 of SFAS 154 and have your accountant
        update their audit opinion as necessary.

Note 3. Summary of Significant Accounting Policies, page F7

3.   We note your response to comment 3 from our letter dated February 14, 2006.
        Please revise your footnotes to specifically disclose that you recognize revenue on
        the accrual basis.

Changes In and Disagreements With Accountants on Accounting and Financial
Disclosure

General

4.   We note your response to comment 5 from our letter dated February 14, 2006 and
        the proposed revisions to Part III of your Form 10-KSB. The changes you
        propose reference Rule 13a-14(c) of the Securities Exchange Act of 1934 which
        has been updated as a result of the release of SEC Final Rule Release No. 33-

8238. Additionally, your proposed disclosures indicate that management's disclosure control and procedures evaluation was carried out within a 90-day period prior to the filing of your annual report. This is not consistent with your disclosures under Item 13 of your Form 10-KSB which indicate that the evaluation of disclosure controls and procedures was carried out as of the end of the period covered by your report. Please revise your filing as appropriate to ensure that your proposed disclosures are consistent. Refer to Item 307 of Regulation S-B.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter and amended filing on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Accounting Branch Chief